Filed by Voya Investors Trust (SEC File Nos.: 33-23512; 811-5629) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

March 26, 2015

Voya Investment Management

Client Talking Points

VY® Franklin Templeton Founding Strategy Portfolio

Voya Investment Management (formerly, ING U.S. Investment Management) has announced the following changes to the Portfolio.

Planned Change(s)	Effective Date (on or about)	Current	Surviving
Reorganization	August 14, 2015	VY® Franklin Templeton Founding Strategy Portfolio	Voya Solution Moderately Aggressive Portfolio

The Board of Trustees (the “Board”) of VY® Franklin Templeton Founding Strategy Portfolio (“Franklin Founding Strategy Portfolio”) approved an Agreement and Plan of Reorganization (“Merger” or “Reorganization”) of the Franklin Founding Strategy Portfolio into Voya Solution Moderately Aggressive Portfolio (“Solution Moderately Aggressive Portfolio”). The approval of shareholders of Franklin Founding Strategy Portfolio is required before the Merger may take place.

■	What is happening?
o	On March 12, 2014, each Portfolio’s Board approved a proposal to merge VY® Franklin Templeton Founding Strategy Portfolio into Voya Solution Moderately Aggressive Portfolio.
o	Shareholders of Franklin Founding Strategy Portfolio will be sent a combined proxy statement and prospectus on or about June 19, 2015.
o	A shareholder meeting will be held on or about July 28, 2015.
o	Pending shareholder approval, the Merger will occur as of the close of business on or about August 14, 2015.
o	Voya Investment Management Co. LLC (“Voya IM”) serves as sub-adviser to Solution Moderately Aggressive Portfolio. If the Merger is approved, shareholders in the Franklin Founding Strategy Portfolio will become shareholders in Solution Moderately Aggressive Portfolio as of the close of business on or about August 14, 2015.
o	A prospectus supplement was filed on March 25, 2015 to notify shareholders of the changes.

March 26, 2015

Client Talking Points

■	Why is the Merger proposed?
o	Directed Services LLC (“DSL”), the investment adviser to Franklin Founding Strategy Portfolio (the “Adviser”) and its affiliates are conducting a comprehensive review of the mutual funds offered within the Voya mutual funds complex that is intended to, among other things, enhance the efficiency and reduce the complexity of the Voya mutual funds complex.
o	DSL proposed Solution Moderately Aggressive Portfolio as the survivor due to similarities in investment objectives of each portfolio.
o	This Merger was determined to be in the best interest of shareholders by the Board after a review of several factors.

■	How do the Investment Objectives compare?

As described in the chart that follows, the Portfolios have similar investment objectives.

	Franklin Founding Strategy Portfolio	Solution Moderately Aggressive Portfolio
Investment Objective	The Portfolio seeks capital appreciation. Income is a secondary consideration.	The Portfolio seeks to provide capital growth through a diversified asset allocation strategy.

■	What is the experience of the Voya Investment Management Team?

Solution Moderately Aggressive Portfolio is managed by the Voya IM team of Paul Zemksy, Halvard Kvaale and Frank van Etten.

Paul Zemsky, CFA

Portfolio Manager

Mr. Zemsky is the Chief Investment Officer for Multi-Asset Strategies and Solutions (MASS) at Voya Investment Management. He is responsible for the firm’s suite of value-added, customized products and solutions that are supported by asset allocation, manager research, quantitative research, portfolio implementation and multi-manager capabilities. Prior to joining the firm, he co-founded CaliberOne Private Funds Management, a macro hedge fund. Mr. Zemksy began his career at JPMorgan Investment Management, where he held a number of key positions, including head of investments for over $300 Billion of Fixed Income assets. Mr. Zemsky is a member of the firm’s Management Committee and a board member of Pomona capital. He holds a dual degree in finance and electrical engineering from the Management and Technology Program at the University of Pennsylvania and holds the Chartered Financial Analyst® designation.

Halvard Kvaale, CIMA

Portfolio Manager

Mr. Kvaale is head of manager research and selection for Multi-Asset Strategies and Solutions (MASS) at Voya Investment Management. Prior to joining the firm, Mr. Kvaale was managing director and head of Morgan Stanley Smith Barney consulting group’s portfolio advisory services group. In this role, he was responsible for the management of the firm’s discretionary programs within Morgan Stanley Smith Barney overseeing more than $26 billion. Upon joining Morgan Stanley, he served as the head of global advisor research in the consulting services group overseeing the research and due diligence of third party investment managers. Previously, he

March 26, 2015

Client Talking Points

served as the head of global manager research and fee-based advisory solutions at Deutsche Bank, and at Prudential Investments he managed the third party consulting programs, ran the investment management analysis unit and the senior consulting group. Halvard graduated from the Norwegian School of Management with an MS in general business, and graduated Summa Cum Laude with an MS in investing from San Francisco State University. Halvard holds a Certified Investment Management Analyst (CIMA) designation from the Wharton School of Business.

Frank van Etten

Portfolio Manager

Mr. van Etten is the Deputy Chief Investment Officer for Multi-Asset Strategies and Solutions (MASS) at Voya Investment Management. He is responsible for managing the research and investment teams that design and implement investment products and solutions with asset allocation, manager selection and/or structured investment components. Mr. van Etten also drives product development and business management. Previously, he was a portfolio manager on the structured investment strategies team in Europe, where he initially carried out research in equity derivatives markets. Subsequently, as a portfolio manager, he oversaw two investment teams that managed a range of liability-driven investment solutions, structured funds and alternative investments and executed hedging programs and derivatives trading. Mr. van Etten received his master’s degree in econometrics from Tilburg University in the Netherlands, specializing in quantitative finance.

For financial professional use only.  Not for inspection by or distribution to the general public.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy. For information regarding the Portfolio, please call Voya Investment Management toll free at 1-800-992-0180.

For information regarding any of the Portfolios discussed in this Client Talking Points, please call Voya Investment Management toll free at 1-800-992-0180. To receive a free copy of a Prospectus Supplement and/or Proxy Statement/Prospectus (when available) relating to the proposed merger of VY® Franklin Templeton Founding Strategy Portfolio with and into Voya Solution Moderately Aggressive Portfolio, please call Voya Investment Management toll free at 1-800-992-0180. This Client Talking Points is qualified in its entirety by reference to the Prospectus Supplement and/or Proxy Statement/Prospectus (when available), and supersedes any prior Client Talking Points. The Prospectus Supplement and/or Proxy Statement/Prospectus contain important information about the pending Portfolio changes, and therefore you are advised to read it. The Prospectus Supplement and/or Proxy Statement/Prospectus and shareholder reports and other information are or will be available for free on the SEC’s website (www.sec.gov). Please read the any Proxy Statement/Prospectus, and the Prospectus Supplement, carefully before making any decision to invest or to approve the merger.

This information is proprietary and cannot be reproduced or distributed. Certain information may be received from sources Voya Investment Management considers reliable; Voya Investment Management does not represent that such information is accurate or complete. Certain statements contained herein may constitute "projections," "forecasts" and other "forward-looking statements" which do not reflect actual results and are based primarily upon applying retroactively a hypothetical set of assumptions to certain historical financial data. Actual results, performance or events may differ materially from those in such statements. Any

March 26, 2015

Client Talking Points

opinions, projections, forecasts and forward looking statements presented herein are valid only as of the date of this document and are subject to change. Nothing contained herein should be construed as: (i) an offer to buy any security; or (ii) a recommendation as to the advisability of investing in, purchasing or selling any security. Voya Investment Management assumes no obligation to update any forward-looking information. Past performance is no guarantee of future results.

Your clients should consider the investment objectives, risks, charges and expenses of the Portfolio(s) carefully before investing. For a free copy of the Portfolio’s prospectus, which contains this and other information, visit us at www.voyainvestments.com or call Voya Investment Management at 1-800-992-0180. Please instruct your clients to read the prospectus carefully before investing.

CID – 12016